UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces acquisition of assets

Buenos Aires, October 11, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that the Board of Directors of its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) has accepted an offer from our Company (“Pampa” or the “Purchaser”) to acquire, subject to certain condition precedent, shares representing 78.44% of the share capital and voting rights of a company with investment purposes, which will hold 99.99% of the share capital and voting rights of EMDERSA Generación Salta S.A. (“EGSSA”), together with 0.01% of the share capital of EGSSA, property of EDENOR. The condition precedent of the acquisition is the execution of the spinoff decided by the board of EMDERSA on August 23, 2011, within a maximum term of 24 months from the offer’s acceptance date (the “Condition Precedent”).

The total and final price of the offer is US$10,848,537 which will be paid in two installments; the first on October 31, 2011 for an amount of US$2,169,707 as partial payment and the remaining US$8,678,830 will be paid in 24 months from the offer’s acceptance date. This final amount will accrue an annual interest rate of 9.75%, which will be paid semi-annually. Moreover, the offer also implies the commitment of Pampa to settle without penalties, or acquire through transfer on October 31, 2011, the financial credit granted by EDENOR to EGSSA for an amount of US$4,169,987 plus accrued interests through the settlement date.

In order to implement the share transfer EDENOR will partially spinoff EMDERSA, resulting from this spinoff the creation of three new companies with investment purposes, one of which (“EGSSA HOLDING”) will own 99.99% of the share capital and voting rights of EGSSA. Five days after the spinoff process is finalized, EDENOR will transfer the shares according to law and free of liens to Pampa, who will pledge them in favor of EDENOR as guarantee of the full payment of the remaining price amount. From the first partial payment by Pampa through the payment of the remaining amount, a board composed by directors of both parties will be in charge of the management of EGSSA.

In the event that the Condition Precedent is not fulfilled, the amount corresponding to the initial price payment will be reimbursed to Pampa within a term of five days, plus an annual interest rate of 6% calculated from the initial payment until the date of reimbursement.

EGSSA owns Central Termica Piquirenda. Central Térmica Piquirenda is located in the northwestern region of Argentina, in the Province of Salta. It is a 30 MW thermal electricity generation plant comprised by gas-powered motor-generators.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: 5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 11, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.